

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

December 2, 2011

<u>Via E-mail</u>
Mr. David D. Johnson
Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532

      Re: **Molex Incorporated**
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed August 5, 2011
              File No. 000-07491

Dear Mr. Johnson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jeffrey Jaramillo

              Jeffrey Jaramillo
              Accounting Branch Chief